Filed by JP Energy Partners LP

Commission File No. 001-36647

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: JP Energy Partners LP

Commission File No.: 001-36647

The following are excerpts of remarks relating to the proposed merger (the “Merger”) of JP Energy Partners LP (“JP Energy”) and American Midstream Partners, LP made during the public conference call and investor presentation held by JP Energy on November 8, 2016 and made available for replay beginning on the JP Energy website on November 8, 2016. Remarks from the call relating to the Merger are also included below.

Excerpted Remarks from Conference Call on November 8, 2016

Patrick Welch — JP Energy Executive Vice President and Chief Financial Officer

On October 24, we announced that JP Energy entered into a merger agreement with American Midstream.  The benefit to this transaction are numerous and significant.  As a combined company we will have greater scale and diversification, better access to the capital markets, enhance cash flows and a more attractive and larger set of accretive growth opportunities.  Together, JP Energy and American Midstream will form a diversified midstream platform with approximately $2 billion of enterprise value and positions in some of the most attractive basins in the US, including the Permian, Eagle Ford, Gulf Coast and Bakken.  We will be able to provide more services in more places and do so more effectively and efficiently.

One of the most important benefits of this combination is a strengthened relationship with our common strategic sponsor, ArcLight Capital Partners.  ArcLight has played an important role in our evolution as a public company and that support will not only transition but will increase as a combined company.  We think the consistency in our general partner relationship is a unique and valuable aspect to the combination.  The merger will benefit our public unitholders from the immediate value represented by the 14.5% premium reflected in the unit conversion at the time of announcement.  In addition, unitholders will be issued units in a combined entity with significantly improved distribution coverage and near-term distribution growth potential.  The transaction is expected to generate 5% distributable cash flow per unit accretion and distribution growth of mid-single digits for 2017 and beyond.

As you know, the Management and Boards of both companies are fully supportive of the merger and the Boards of both JP Energy and American Midstream have unanimously approved the deal.  The transaction was also approved by the Special Committee of the American Midstream Board of Directors.  Completion of the merger transaction will require a majority vote of the JP Energy unaffiliated common unitholders.  We are currently working with American Midstream to file a proxy and registration statement with the SEC which will provide you with additional information around the businesses and combined organization.

As a part of the planned merger with AMID, our client affiliates have agreed to provide additional support to the combined partnership to achieve average annual distributable cash flow per unit accretion of approximately 5% for 2017 and 2018.  In addition, affiliates of our client have agreed to reimburse us for all costs associated with proposed merger transaction.  Due to these significant additional support commitments, our general partner has determined not to provide any corporate overhead support for the third quarter of 2016.  Additionally, our client has agreed to take a lower exchange ratio in the transaction of both their subordinated and common units.  Together, these supportive actions directly enhance target DCF per unit accretion.

Additional Information and Where to Find It

This communication may be deemed to relate to a proposed business combination between AMID and JP Energy. In connection with the proposed transaction, AMID and/or JP Energy expect to file a proxy statement/prospectus and other documents with the SEC. SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE. These documents (when they become available), and any other documents filed by AMID or JP Energy with the SEC, may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus by phone, e-mail or written request by contacting the investor relations department of AMID or JP Energy at the following:

American Midstream Partners, LP

2103 City West Blvd. Bldg. 4, Suite 800

Houston, TX 77042

Attention: Investor Relations

Phone: 713-815-3900

JP Energy Partners LP

600 East Las Colinas Blvd

Suite 2000

Irving, TX 75039

Attention: Investor Relations

Phone: 972-444-0300

Participants in the Solicitation

AMID, JP Energy and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed merger. Information regarding the directors and executive officers of AMID is contained in AMID’s Form 10-K for the year ended December 31, 2015, which was filed with the SEC on March 7, 2016. Information regarding the directors and executive officers of JP Energy is contained in JPEP’s Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 29, 2016. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed merger will be included in the proxy statement/prospectus.